UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Telecom Italia S.p.A.

(Name of Issuer)

Ordinary Shares with no nominal value

(Title of Class of Securities)

87927W10

(CUSIP Number)

George E. Bushnell III, Esq.

Senior Vice President and Deputy General Counsel

Vivendi S.A

800 Third Avenue, 5th Floor

New York, New York 10022

Telecopy: (212) 572-7496

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 5, 2015

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Names of Reporting Person. I.R.S. Identification Nos. of above persons (entities only) Vivendi S.A.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC, AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization France
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,574,140,223
	8.	Shared Voting Power 1,110,000,000
	9.	Sole Dispositive Power 1,574,140,223
	10.	Shared Dispositive Power 1,110,000,000
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,684,140,223
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 19.88%
14.	Type of Reporting Person (See Instructions) HC

1.	Names of Reporting Person. I.R.S. Identification Nos. of above persons (entities only) Societe D’Investissements et de Gestion 108- SIG 108
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC, AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization France
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 1,110,000,000
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1,110,000,000
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,684,140,223
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 19.88%
14.	Type of Reporting Person (See Instructions) CO

This Amendment No. 1 (this “Amendment”) amends and supplements the Schedule 13D filed on June 22, 2015 (the “Original Filing”) by the Filing Persons relating to the ordinary shares, without nominal value (the “Shares”), of Telecom Italia S.p.A., a company formed under the laws of the Republic of Italy (the “Issuer” or the “Company”). Information reported in the Original Filing remains in effect except to the extent that it is amended, supplemented, restated or superseded by information contained in this Amendment. Each capitalized term used herein but not defined in this Amendment shall have the meaning assigned to such term in the Original Filing.

Item 2 of the Original Filing is hereby amended and restated as follows:

The second and third paragraphs of Item 2 of the Original Filing are hereby amended and restated in their entirety to read as follows:

The name, present principal occupation or employment (and the name, principal business and address of any corporation or other organization in which such employment is conducted) and citizenship of each director of Vivendi and SIG108 are set forth in Schedules I-A and I-B, respectively, and are incorporated into this Item 2 by reference. The name, present principal occupation or employment and citizenship of each executive officer of Vivendi and SIG108 are set forth in Schedules II-A and II-B, respectively, and are incorporated into this Item 2 by reference.

Except as described below, during the last five years, neither Vivendi nor SIG108, nor any of the persons listed on Schedules I-A, I-B, II-A or II-B, have been (i) convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, and as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3 of the Original Filing is hereby amended as follows:

As of August 28, 2015, the Hedging described in the Original Filing had been unwound in its entirety.

Item 5 of the Original Filing is hereby amended and restated as follows:

(a)	As of the date of this Statement, the Filing Persons beneficially owned in the aggregate 2,684,140,223 Shares, constituting 19.88% of the outstanding Shares. The percentage of Shares owned is based upon 13,499,911,771, as reported by the Issuer on October 2, 2015.

(b)	The number of Shares as to which there is sole power to vote or direct the vote, shared power to vote or direct the vote, sole power to dispose or direct the disposition, or shared power to dispose or direct the disposition for the Filing Persons is set forth on the cover page in items 7 through 10. In the Original Filing, the number of shares with sole voting power held by Vivendi was reported incorrectly. Nonetheless, the number of Shares reported in items 7 through 11 on the cover page of this 13D/A is correct.

(c)	During the period from September 4, 2015 through October 2, 2015, Vivendi acquired an aggregate of 676,438,658 additional ordinary shares of the Issuer through open market purchases or block trades.

(d)	Not applicable

(e)	Not applicable

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that this information set forth in this statement is true, complete and correct.

Dated: October 5, 2015

VIVENDI S.A.

By:	/s/ George E. Bushnell III
	Name:	George E. Bushnell III
	Title:	Senior Vice President and Deputy General Counsel

SOCIETE D’INVESTISSEMENTS ET DE GESTION 108 – SIG 108

By:	/s/ Frédéric Crépin
	Name:	Frédéric Crépin
	Title:	President

SCHEDULE I-A

The name and present principal occupation or employment (and the name, principal business and address of any corporation or other organization in which such employment is conducted) of each director of Vivendi are set forth below.

Unless otherwise specified, each person listed below is a citizen of France.

Name	Present principal occupation or employment	Principal Business Address and Citizenship (if other than France)
Management Board

Arnaud de Puyfontaine	Chairman of the Management Board, Vivendi	42, avenue de Friedland, 75008 Paris, France

Hervé Philippe	Chief Financial Officer, Vivendi	42, avenue de Friedland, 75008 Paris, France

Stéphane Roussel	Senior Executive Vice President, Development and Organization, Vivendi	42, avenue de Friedland, 75008 Paris, France

Supervisory Board:

Vincent Bolloré	Chairman of the Supervisory Board, Vivendi	42, avenue de Friedland, 75008 Paris, France

Philippe Bénacin	Vice Chairman of the Supervisory Board, Co-Founder and Chairman-Chief Executive Officer, Interparfums SA	4, rond-point des Champs-Élysées 75008 Paris – France

Tarak Ben Ammar	Founder and Chief Executive Officer, Quinta Communications	32-34, rue Poussin, 75016 Paris – France Tunisian citizen

Nathalie Bricault	Marketing and Logistics Manager, Investor Relations Department, Vivendi	42, avenue de Friedland, 75008 Paris, France

Pascal Cagni	Independent director of various companies	69 Courtfield Gardens, Flat 3, London SW5 0NJ, United Kingdom

Paulo Cardoso	Assistant Treasurer, Vivendi	42, avenue de Friedland, 75008 Paris, France

Yseulys Costes	Chairwoman and Chief Executive Officer, 1000mercis	28, rue de Châteaudun, 75009 Paris, France

Dominique Delport	Chief Executive Officer, Havas Media Group global network	2 bis, rue Godefroy, 92800 Puteaux

Alexandre de Juniac	Chairman and Chief Executive Officer, Air France KLM	45, rue de Paris, Tremblay en France 95747 Roissy CDG Cedex – France

Philippe Donnet	Chief Executive Officer, Generali	Via Marocchesa 14, 31021 Mogliano Veneto – Italy

Aliza Jabès	Chairwoman, Nuxe group	19, rue Péclet, 75015 Paris, France

Cathia Lawson-Hall	Senior Banker, Société Générale Corporate & Investment Banking (SG CIB)	17, Cours Valmy 92800 Paris La Défense 7

Virginie Morgon	Chief Operating Officer and member of the Management Board, Eurazeo	32, rue de Monceau, 75008 Paris – France

Katie Stanton	Vice President, Global Media, Twitter	1355 Market Street, San Francisco CA 94107 American citizen

Jean-René Fourtou*	Honorary Chairman of the Supervisory Board, Vivendi	42, avenue de Friedland, 75008 Paris, France

Henri Lachmann*	Honorary Vice-Chairman of the Supervisory Board, Vivendi/Vice Chairman of the Supervisory Board, Schneider Electric SA	35, rue Joseph Monier, 92500 Rueil-Malmaison, France

Claude Bébéar **	Honorary Chairman of the Supervisory Board, AXA Group	25, avenue Matignon, 75008 Paris, France

Pierre Rodocanachi**	Chief Executive Officer, Management Patrimonial Conseil	20, rue Quentin-Bauchart, 75008 Paris

*	Non-voting
**	Mr. Bébéar and Mr. Rodacanachi are non-voting directors.

SCHEDULE I-B

The name and present principal occupation or employment (and the name, principal business and address of any corporation or other organization in which such employment is conducted) of each director of SIG108 are set forth below.

Name	Present principal occupation or employment	Principal Business Address and Citizenship (if other than France)
None*

*	Sig 108, a French société par actions simplifiée (SAS) has no directors and is managed by its President, Frédéric Crépin, listed below in Schedule II-B.

SCHEDULE II-A

The name and present principal occupation or employment of each member of the management team of Vivendi is set forth below.

Each of the persons identified below is a citizen of France, with the exception of Simon Gillham, who is a citizen of Britain.

The business address for each person identified below is 42, avenue de Friedland, 75008 Paris, France.

Name	Present principal occupation or employment
Arnaud de Puyfontaine	Chairman of the Management Board, Vivendi

Hervé Philippe	Chief Financial Officer and Member of the Management Board, Vivendi

Stéphane Roussel	Senior Executive Vice President, Development and Organization and Member of the Management Board, Vivendi

Frédéric Crépin	Senior Executive Vice President and GroupGeneral Counsel, Vivendi

Simon Gillham	Chairman of Vivendi Village, Senior Executive Vice President, Communications, Vivendi

SCHEDULE II-B

The name and present principal occupation or employment of each member of the management team of SIG108 is set forth below.

Each of the persons identified below is a citizen of France.

The business address for each person identified below is 42, avenue de Friedland, 75008 Paris, France.

Name	Present principal occupation or employment
Frédéric Crépin*	Senior Executive Vice President and Group General Counsel